September 7, 2015

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Mail Stop 3720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Philippine Long Distance Telephone Company

Form 20-F for Fiscal Year Ended December 31, 2014

Filed March 26, 2015 (File No. 1-03006)

Dear Mr. Pacho:

We refer to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 24, 2015, relating to the Annual Report on Form 20-F of Philippine Long Distance Telephone Company (“PLDT” or the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was filed with the Commission on March 26, 2015.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2014 Form 20-F. Capitalized terms used and not defined regarding the 2014 Form 20-F have the meanings given them in the 2014 Form 20-F.

10. Investments in Associates, Joint Ventures and Deposits, page 324

Investments in Associates, page 325

1.	We note that your PLDT Beneficial Trust Fund owns 100% interest in MediaQuest. We also note that through MediaQuest you will also own 64% economic interest in Cignal TV, 40% economic interest in Satventures, and 60% economic interest in Hastings. It appears based on your disclosure on pages 325 and 326 that you account for your ownership interest in MediaQuest (i.e. ownership in Cignal TV, Satventures, and Hastings) as an equity investment. In this regard, referring to your basis in accounting literature, please explain to us your accounting for the PDRs issued by MediaQuest. Tell us what percentage of economic interest you directly or indirectly currently own in Cignal TV, Satventures, and Hastings. Tell us who currently controls Cignal TV, Satventures, Hastings, and MediaQuest and the factors you considered in evaluating who controls these entities. Tell us how you considered the involvement of any related parties in determining your accounting treatment.

Mr. Carlos Pacho	2

In the 2014 Form 20-F, PLDT accounted for its interests in Satventures, Inc. (“Satventures”) and Cignal TV, Inc. (“Cignal TV”) as investments in associates using the equity method of accounting as prescribed by paragraph 16 of International Accounting Standard (“IAS”) 28, Investments in Associates and Joint Ventures, issued by the International Accounting Standards Board (the “IASB”). As of December 31, 2014, PLDT (through ePLDT) had made a deposit for subscription to Philippine Depositary Receipts (“PDRs”) relating to an interest in Hastings Holdings, Inc., which deposit amounted to Php2.25 billion and was accounted for at cost. PLDT did not have any economic interest in Hastings as of December 31, 2014 as the related PDRs were only issued on June 1, 2015.

IAS 28 permits the equity method of accounting to be used where the reporting entity has “significant influence” over the investee company. IAS 28 defines significant influence as the power to participate in the financial and operating decisions of the investee company which does not amount to control or joint control over those policies. As specified in paragraph 6 of IAS 28, the existence of significant influence by an entity is usually evidenced in one or more of the following ways:

a)	Representation on the board of directors or equivalent governing body of the investee;

b)	participation in policy-making processes, including participation in decisions about dividends or other distributions;

c)	material transactions between the entity and its investee;

d)	interchange of managerial personnel; or

e)	Provision of essential technical information.

PLDT’s ownership interests in Cignal TV, Satventures and Hastings as well as management’s determination that PLDT exercised significant influence over Cignal TV and Satventures for purposes of its financial statements included in the 2014 Form 20-F are described in further detail below.

I. PLDT’s ownership interests in Cignal TV, Satventures and Hastings

As set forth in the structure chart below, PLDT, through its wholly-owned subsidiary, ePLDT, Inc. (“ePLDT”), holds PDRs issued by MediaQuest Holdings, Inc. (“MediaQuest”) with respect to each of Cignal TV, Satventures and Hastings as of the date of this letter. MediaQuest is wholly-owned by the beneficial trust fund created by PLDT to pay benefits under PLDT’s employees’ benefit plan (the “PLDT Beneficial Trust Fund”).

Mr. Carlos Pacho	3

A summary of the PDRs issued by MediaQuest to ePLDT is set forth in the table below:

PDRs	Date of issuance	Number of PDRs issued	Investment amount	Direct Economic interest	Effective economic interest
Cignal TV PDRs	September 27, 2013	416,667	Php6 billion	40%	64%, which includes an indirect 24% interest through Satventures (reflecting Satventures’ 60% interest in Cignal TV multiplied by 40%)
Satventures PDRs	September 27, 2013	333,333	Php3.6 billion	40%	40%
Hastings PDRs	June 1, 2015	91,000	Php3.25 billion	70%	70%

Mr. Carlos Pacho	4

II. Exercise of significant influence over Cignal TV and Satventures

The PDRs issued by MediaQuest grant PLDT (through ePLDT) economic interests in Cignal TV and Satventures, but in accordance with their terms, do not provide PLDT (or ePLDT) any voting rights with respect to the underlying shares of these entities unless the PDRs are “exercised”, which exercise triggers a transfer of the shares in Cignal TV and Satventures underlying the PDRs (along with their associated voting rights) to or for the benefit of ePLDT. As of December 31, 2014, due to certain legal considerations and restrictions, ePLDT was not able to (and currently is not able to) exercise the Cignal TV and Satventures PDRs and trigger a transfer of the underlying shares and therefore held (and currently holds) only economic interests in these entities. As a result, all voting interests in Cignal TV and Satventures were held by the PLDT Beneficial Trust Fund as of December 31, 2014 and ePLDT, as a holder of PDRs, had (and currently has) no substantive potential voting rights with respect to the underlying shares of these entities.

As 100% of the voting rights in Cignal TV and Satventures were held, directly or indirectly, by MediaQuest, PLDT’s management viewed Cignal TV and Satventures as being controlled by the PLDT Beneficial Trust Fund and not by PLDT (or ePLDT) for purposes of its financial reports included in the 2014 Form 20-F in accordance with International Financial Reporting Standards (“IFRS”) 10, Consolidated Financial Statements, issued by the IASB. In addition to holding 100% of the voting interests in Cignal TV and Satventures, MediaQuest, directly held a 60% economic interest in Satventures (which in turn held a 60% economic interest in Cignal TV) as of December 31, 2014. As a result, Cignal TV and Satventures were viewed by PLDT’s management as subsidiaries of the PLDT Beneficial Trust Fund. PLDT (and ePLDT) does not consolidate the results of PLDT Beneficial Trust Fund and its subsidiaries because of the explicit exclusion in paragraph 4(b) of IFRS 10 of post-employment benefit plans or other long-term employee benefit plans, to which IAS 19, Employee Benefits, applies.

PLDT’s management determined based on the guidance in IAS 28 that PLDT exercised significant influence over Cignal TV and Satventures for purposes of the financial reports included in the 2014 Form 20-F due to the following factors:

•	PLDT, through ePLDT’s ownership of PDRs, held an economic interest in Cignal TV and Satventures, which entitled ePLDT to cash and non-cash distributions on the shares underlying the PDRs.

•	There were common directors and officers between PLDT and its subsidiaries, on the one hand, and Cignal TV and Satventures, on the other hand.

•	Certain managerial personnel and employees were seconded from PLDT and its subsidiaries to Cignal TV and Satventures.

•	Transactions were entered into, and were continuing, between Cignal TV and PLDT (and its subsidiaries). As examples:

-	PLDT offers Cignal TV cable service along with its fixed line service, broadband service as part of the Triple Play and Quadplay packages provided to subscribers; and

-	PLDT leases certain of its transponders from Cignal TV.

Mr. Carlos Pacho	5

Based on the above factors, PLDT’s management determined that PLDT held significant influence over Satventures and Cignal TV, and the investments in the PDRs relating to Satventures and Cignal TV were appropriately accounted for as investments in associates using the equity method of accounting in accordance with IAS 28, for purposes of its financial reports in the 2014 Form 20-F.

We advise the Staff that we will revise our next annual report on Form 20-F to update PLDT’s economic interests in the Cignal TV, Satventures and Hastings as of the end of the PLDT’s 2015 fiscal year.

2.	We note on page 326 you state that the carrying value of your “investment in MediaQuest amounted to Php 9,575 million and Php 9,522 million as at December 31, 2014 and 2013, respectively.” We also note on page 413 you state that your pension plan assets own 100% of MediaQuest with a fair value, which are equal to the carrying value of Php 6,008 million and Php 5,373 million as of December 31, 2014 and 2013, respectively. Please explain why your equity investment is worth more value than the fair value of 100% ownership in MediaQuest. Tell us how you considered and evaluated impairment with regards to your investment in MediaQuest. Refer to your basis in accounting literature.

As discussed above, PLDT uses the equity method of accounting for investments in associates in accordance with IAS 28. Pursuant to the equity method an investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The equity investment carrying values of Php9,575 million and Php9,522 million as at December 31, 2014 and December 31, 2013, disclosed on page 326 of the 2014 Form 20-F, reflect the acquisition cost of the Satventures PDRs and Cignal TV PDRs (Php9.6 billion), as adjusted by ePLDT’s share of Cignal TV’s and Satventures’ profit or loss for the relevant periods.

In contrast, the carrying value of Php6,008 million and Php5,373 million as of December 31, 2014 and 2013, respectively represent the fair value of the PLDT Beneficial Trust Fund’s investment in MediaQuest. IAS 19, Employee Benefits, requires employee benefit plan assets to be measured at fair value. Such fair value was calculated in consideration of the fact that MediaQuest held 36% and 60% of the economic interests in each of Cignal TV and Satventures, respectively (with PLDT holding the remaining economic interests in Cignal TV and Satventures), as described in the chart below. As disclosed on page 415 of the 2014 Form 20-F, the fair value of the PLDT Beneficial Trust Fund’s investment was measured using an income approach valuation technique based on cash flow projections in financial budgets and forecasts approved by MediaQuest’s board of directors covering the period from 2015 to 2019. The pre-tax discount rates that were applied to the cash flow projections range from 10.50% to 11.15%. Cash flows beyond the five-year period were determined using 0-7% growth rates. Any change in the fair value is accounted for as an increase or decrease in the fair value of the PLDT Beneficial Trust Fund plan assets.

Mr. Carlos Pacho	6

As the investment in the form of PDRs that is held by PLDT (through ePLDT) relates to a larger portion of the economic interests in Cignal TV (i.e. 64%, when taking into consideration ePLDT’s 40% economic interest in Satventures) than that held by the PLDT Beneficial Trust Fund, PLDT’s investment in these PDRs was valued higher than the fair value of the PLDT Beneficial Trust Fund’s investment in MediaQuest.

PLDT assesses whether there are any indicators that its assets may be impaired in respect of each reporting period. If any such indicator exists PLDT estimates the recoverable amount of the asset and compares it to the carrying amount. An asset is impaired when the carrying amount of the investment exceeds the recoverable amount. No indicator of impairment was identified that warranted impairment testing under IAS 36, Impairment of Assets, with respect to PLDT’s investment in the Satventures and Cignal TV PDRs issued by MediaQuest. If PLDT’s investment in these PDRs was valued using the fair value methodology that the PLDT Beneficial Trust Fund has used, it would have resulted in a higher value of PLDT’s economic interest in these PDRs as shown in the table below. As a result, PLDT believes that no impairment of its holdings of PDRs relating to Satventures and Cignal TV was required to be recognized in respect of the reported periods.

Mr. Carlos Pacho	7

(in Php millions)	Plan Assets of the PLDT Beneficial Trust Fund		PDRs held by ePLDT
	2014	2013	2014	2013
1. Fair Value	6,008	5,373	10,680	9,552
2. Carrying value under equity method	N/A	N/A	9,575	9,522
3. Excess of (1) over (2)	N/A	N/A	1,105	30

*      *      *      *

Mr. Carlos Pacho	8

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826 8696; fax: (+852) 2826 1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 888 0188 or by e-mail at lrchan@pldt.com.ph, with any questions you may have.

Sincerely,

/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan Senior Vice President and Corporate Secretary

cc:	Terry French, Accounting Branch Chief
Inessa Kessman, Senior Staff Accountant
(Securities and Exchange Commission)

Anabelle Lim-Chua, Senior Vice President and Treasurer
June Cheryl A. Cabal-Revilla, First Vice President and Controller
(Philippine Long Distance Telephone Company)

Michael G. DeSombre
Ram Narayan
Jordan H. Oreck
(Sullivan & Cromwell)